Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-169772

PUBLIC SERVICE COMPANY OF COLORADO
(a Colorado corporation)

$300,000,000 2.25% FIRST MORTGAGE BONDS, SERIES NO. 23 DUE 2022
$500,000,000 3.60% FIRST MORTGAGE BONDS, SERIES NO. 24 DUE 2042

Issuer:	Public Service Company of Colorado (a Colorado corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A2/A/A (Stable/Stable/Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	September 4, 2012
Settlement Date:	September 11, 2012 (T+5)
Interest Payment Dates:	Each March 15 and September 15, commencing March 15, 2013
Principal Amount:	$300,000,000	$500,000,000
Maturity Date:	September 15, 2022	September 15, 2042
Reference Benchmark:	1.625% due August 15, 2022	3.000% due May 15, 2042
Benchmark Price:	100-13	106-24+
Benchmark Yield:	1.581%	2.669%
Re-offer Spread:	+68 bps	+95 bps
Re-offer Yield:	2.261%	3.619%
Coupon:	2.25%	3.60%
Issue Price to Public:	99.902%	99.654%
Net Proceeds to Issuer: Make-Whole Call:	$297,756,000 (before transaction expenses) Prior to March 15, 2022, T+10 bps	$493,895,000 (before transaction expenses) Prior to March 15, 2042, T+15 bps
Par Call:	On or after March 15, 2022	On or after March 15, 2042
CUSIP/ISIN: Minimum Denominations:	744448 CF6/ US744448CF61 $1,000	744448 CG4/ US744448CG45
Pro Forma Ratio of Consolidated Earnings to Consolidated Fixed Charges:	Six Months Ended June 30, 2012 3.7	Year Ended December 31, 2011 3.9
Joint Bookrunners:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith
Incorporated
RBS Securities Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Mizuho Securities USA Inc. Scotia Capital (USA) Inc.

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC, toll free at 1-800-221-1037, Goldman, Sachs & Co., toll free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322 or RBS Securities Inc., toll free at 1-866-884-2071.